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                                                             File No. 070-10265

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO.1
                                       TO
                                    FORM U-1

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

  (Name of companies filing this statement and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

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                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

  James R. Doty, Esq.                             Margo S. Scholin, Esq.
  Joanne C. Rutkowski, Esq.                       Baker Botts L.L.P.
  Baker Botts L.L.P.                              3000 One Shell Plaza
  The Warner                                      Houston, Texas 77002-4995
  1299 Pennsylvania Avenue, N.W.                  (713) 229-1234
  Washington, D.C. 20004-2400
  (202) 639-7700

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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

            From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "contemplate," "may," "propose," "should," "will," "would" or other similar words.

            We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

            Some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are discussed under "Risk Factors" in Item 1 of Part I of the Annual Report of CenterPoint on Form 10-K for the fiscal year ended December 31, 2003.

            The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

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                                TABLE OF CONTENTS

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ITEM 1.    DESCRIPTION OF POSSIBLE TRANSACTION...............................  1
           A.     REQUESTED AUTHORIZATION....................................  1
           B.     BACKGROUND.................................................  1
ITEM 2.    FEES, COMMISSIONS AND EXPENSES....................................  4
ITEM 3.    APPLICABLE STATUTORY PROVISIONS...................................  4
           A.     APPLICABLE PROVISIONS......................................  4
           B.     RULE 54 ANALYSIS...........................................  4
ITEM 4.    REGULATORY APPROVAL...............................................  5
ITEM 5.    PROCEDURE.........................................................  5
ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS.................................  5
           A.     EXHIBITS...................................................  5
           B.     FINANCIAL STATEMENTS.......................................  5
ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS...........................  5
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ITEM 1. DESCRIPTION OF POSSIBLE TRANSACTION

A.    REQUESTED AUTHORIZATION

            CenterPoint Energy, Inc. ("CenterPoint") and Utility Holding, LLC ("Utility Holding" and, together with CenterPoint, the "Applicants") hereby amend and restate in its entirety their Application-Declaration pursuant to
Section 12(c) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") and Rule 46 thereunder, asking the Commission to authorize Utility Holding to declare and pay a dividend to CenterPoint in respect of the sale of Texas Genco Holdings, Inc. ("Texas Genco").

B.    BACKGROUND

      1.    Applicants

            CenterPoint is a registered holding company, and Utility Holding is its wholly-owned registered holding company subsidiary. As explained in the Commission's order dated July 5, 2002, CenterPoint holds its utility interests through Utility Holding, a Delaware limited liability company that is a conduit entity formed solely to minimize tax liability. Reliant Energy, Inc., Holding Co. Act Release No. 27548. Utility Holding also holds CenterPoint's interests in non-utility subsidiaries such as Texas Genco.(1)

      2.    Update on Texas Restructuring and Sale of Texas Genco

            As explained in more detail below, CenterPoint expects to receive approximately $2.9 billion in cash proceeds from the sale of Texas Genco. These proceeds will flow through Utility Holding, which will dividend them to CenterPoint, which will use the proceeds to repay parent company debt. Because of impacts on its capital structure from the accounting charges described below, Utility Holding is expected to have insufficient retained earnings to dividend the proceeds from that sale to CenterPoint without specific authorization from the Commission.

            CenterPoint is in the process of completing the final steps in a process that began when Texas adopted legislation designed to deregulate and restructure the electric utility industry in the state. As discussed in previous applications, that legislation (the "Texas Electric Restructuring Law") required integrated electric utilities like CenterPoint's predecessor, Reliant Energy, Incorporated ("REI") to separate their generating, transmission and distribution and retail sales functions pursuant to plans approved by the Public Utility Commission of Texas (the "Texas Commission").

            The separation plan approved for REI provided for the complete separation of (i) REI's transmission and distribution functions and its other regulated operations (including its gas distribution and pipeline businesses) from (ii) the unregulated retail electric business and other unregulated businesses of REI, such as its trading, marketing and competitive generation businesses. That separation was accomplished in the fall of 2002 when, after a restructuring in which it became the parent entity, CenterPoint distributed to its shareholders its remaining ownership interest in its subsidiary, Reliant Resources. In order to facilitate compliance with the

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(1) Texas Genco is a sister company, and not a subsidiary, of CenterPoint Energy
Houston Electric, LLC (the "T&D Utility "). Nothing in the proposed transaction will affect the ability of the T&D Utility and CenterPoint Energy Resources
Corp. (together, the "Utility Subsidiaries") to continue to comply with the terms and conditions of the order dated June 30, 2003 (HCAR No. 27692) (the "Omnibus Financing Order"), including the requirement that each of the Utility Subsidiaries maintain a minimum of 30% consolidated common equity capitalization.

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Texas Electric Restructuring Law, CenterPoint retained ownership of the newly deregulated Texas generating assets (which were placed in Texas Genco at the time of CenterPoint's formation) pending determination of stranded costs by the Texas Commission under the law.

            The Texas Electric Restructuring Law contains provisions that allow the utility to recover the amount by which the market value of its generating assets, as determined by the Texas Commission under a formula prescribed in such law, is below its regulatory book value for those assets as of the end of 2001. It also allows the utility to recover certain other transition costs, such as a final fuel reconciliation balance, regulatory assets and an amount (called "ECOM") designed to true-up the difference between the Texas Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period. That determination is currently underway in a proceeding that began for CenterPoint on March 31, 2004 (the "True-Up Proceeding"). Hearings on CenterPoint's application were held before the Texas Commission in June, July and September. In addition, during August, September and October, the Texas Commission held open meetings to consider various issues raised in the hearings, but a written decision is not expected until later in November, 2004.

            Once the amounts that the T&D Utility may recover have been determined, the T&D Utility will file to begin to recover those amounts, plus a return, through a non-bypassable charge to customers. CenterPoint will then also seek an order by the Texas Commission (the "Financing Order") that will permit CenterPoint to recover the amounts determined by the Texas Commission through the issuance of securitization or "transition" bonds.(2) Proceeds from any securitization bond offerings would be used to reduce debt both at the T&D Utility, including its $1.31 billion term loan that matures in November 2005, and at CenterPoint.

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(2) Those securitization bonds will be issued through a special purpose entity that will be a subsidiary of the T&D Utility, but they will be non-recourse to the utility. In the Omnibus Financing Order, the Commission reserved jurisdiction over a request by CenterPoint to form and capitalize one or more special-purpose subsidiaries of the T&D Utility to issue securitization bonds to monetize and recover the balance of stranded costs related to previously owned electric generation assets and other qualified costs as may be determined in proceedings before the Texas Commission and, as may be required, for authority for such subsidiaries to transfer the proceeds to the T&D Utility, Utility Holding, LLC and CenterPoint.


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            CenterPoint and Utility Holding recorded an after-tax charge to earnings in the third quarter of 2004 of approximately $894 million.(3) The charge was recorded before the Texas Commission rendered its final decision and was based on CenterPoint's understanding of the Texas Commission's deliberations during previous public meetings. On November 10, 2004, the Texas Commission voted to approve a draft order and, based on that order, CenterPoint and Utility Holding do not believe that they will be required to take any additional material charges to earnings in connection with the True-Up Proceeding.

            A second part of CenterPoint's plan to achieve a more traditional capital structure involves the sale of Texas Genco. On July 21, 2004, CenterPoint and Texas Genco announced a definitive agreement for GC Power Acquisition LLC ("GC Power"), a newly formed entity owned in equal parts by affiliates of The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group, to acquire Texas Genco.

            The transaction will be accomplished in two steps. In the first step, expected to be completed in the fourth quarter of 2004, Texas Genco will purchase the approximately 19% of its shares owned by the public, at a price of $47 per share, and will sell its fossil-fueled generating business to GC Power. In that sale, CenterPoint expects to receive substantial cash proceeds from the closing of the first stage in its sale of Texas Genco.

            In the second step of the transaction, expected to take place in the first half of 2005, following receipt of approval by the Nuclear Regulatory Commission, Texas Genco will merge with a subsidiary of GC Power and thus will transfer its interest in the South Texas Project nuclear facility, which will then be Texas Genco's only remaining generating asset. Total cash proceeds to CenterPoint from both steps will be approximately $2.9 billion for CenterPoint's 81% interest in Texas Genco. CenterPoint intends to use the net after-tax proceeds of about $2.5 billion to retire existing debt.

            Under generally accepted accounting principles ("GAAP"), Texas Genco is now treated as discontinued operations. Therefore, effective in the third quarter of 2004, CenterPoint has adjusted its investment account to reflect the net realizable value for Texas Genco. Because the net realizable value was less than the carrying amount, CenterPoint reduced its investment account accordingly and recognized a loss on the sale of Texas Genco of $253 million in the third quarter of 2004.(4)

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(3) See Quarterly Report on Form 10-Q, for the period ended September 30, 2004
(SEC File No. 1-31447).

(4) Id.

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            Proceeds received from the sale of Texas Genco will be used to repay
CenterPoint debt. In the first stage of the sale transaction, Texas Genco will receive cash for the sale of its fossil generating business to GC Power and will dividend $2.231 billion of those proceeds to Utility Holding. Utility Holding in turn will simultaneously dividend that amount to CenterPoint, which will repay bank debt and release the pledge that the banks hold on the Texas Genco common stock owned by CenterPoint. In the second step, Utility Holding will receive
$700 million in cash for the sale of its stock in Texas Genco and will dividend that amount to CenterPoint.

      4.    Request for Relief

            Because it is the vehicle through which CenterPoint holds its utility interests, Utility Holding has also recorded a substantial charge to its retained earnings account in connection with the extraordinary events of the sale of Texas Genco and the True-Up Proceeding. That charge affects Utility Holding's ability to pay dividends to CenterPoint. In addition, the magnitude of the proposed dividends in respect of the two steps of the sale of Texas
Genco would exceed the ability of Utility Holding to proceed without Commission order. As noted previously, Utility Holding is essentially a pass-through entity without operating activities. Applicants seek an order to authorize Utility Holding to declare and pay dividends to CenterPoint of the proceeds received from the sale of Texas Genco, where such dividends would be declared and paid from Utility Holding's capital account. As explained previously, CenterPoint intends to use these proceeds to pay down debt and otherwise improve the credit profile of the system.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

            The fees, commissions and expenses paid or incurred or to be incurred in connection with this Amendment are estimated to be $20,000, plus the fees paid in connection with the proposed refunding transactions.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

A.    APPLICABLE PROVISIONS

            Section 12(c) of the Act and Rule 46 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.    RULE 54 ANALYSIS

            The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any Subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Texas Genco, LP and Texas Genco II, LP, a newly formed entity, have been qualified as EWGs, but CenterPoint does not intend to seek any long-term financing authority in connection therewith.(5)

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(5) Texas Genco II, LP was formed solely for the purpose of facilitating the sale of Texas Genco.


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            As a result of the Restructuring authorized in the Initial Order (as such term is defined in the Initial Order), CenterPoint had negative retained earnings as of December 31, 2003, and so is not in compliance with Rule
53(a)(1). CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4. REGULATORY APPROVAL

            No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5. PROCEDURE

            Applicant requests that the Commission's order be issued as soon as possible, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Applicant hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

A.    EXHIBITS

F-1   Opinion of Counsel (to be filed by amendment)

F-2   Past Tense Opinion of Counsel (to be filed by amendment)

H-1   Form of Notice (previously filed)

B.    FINANCIAL STATEMENTS

FS-2 Consolidated Balance Sheets of CenterPoint as of December 31, 2003 and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the twelve months ended December 31, 2003 (incorporated by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-31447)).

FS-3 Consolidated Balance Sheets of CenterPoint as of September 30, 2004 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the nine months ended September 30, 2004 (unaudited) (incorporated by reference to CenterPoint's Quarterly Report on Form 10-Q for the nine months ended September 30, 2004 (File No. 1-31447)).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

            The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section

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102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq.
No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 17, 2004

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:     /s/ Rufus S. Scott
        --------------------------
        Rufus S. Scott
        Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.

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